UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-52588

RELIANCE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

10401 Clayton Road Frontenac, Missouri 63131 (314) 569-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.25

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.25

(Title of each class of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(jj)	☐
Rule 15d-6	☐

*	Registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. Registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, pursuant to instructions issued by the Securities and Exchange Commission.

Approximate number of holders of record as of the certification or notice date: 725

Pursuant to the requirements of the Securities Exchange Act of 1934, Reliance Bancshares, Inc. has caused this certification/notice to be signed on behalf of by the undersigned duly authorized person.

Date: April 27, 2012	By:	/s/ Allan D. Ivie, IV
Allan D. Ivie, IV
President and Chief Executive Officer